


RECEIVED
MAY 1 2 2003

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Mortgage Asset Securitization Transactions, Inc.	0000815018
Exact Name of Registrant as Specified in Charter	Registrant CIK Number
Form 8-K for May 9, 2003, Series 2003-WMC1	333-101254

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: May 9, 2003

MORTGAGE ASSET SECURITIZATION TRANSACTIONS, INC.



By: ______________________
Name: Glenn McIntyre
Title: Associate Director



By: ______________________
Name:
Title:

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Collateral Term Sheets	P*

---

* The Collateral Term Sheets have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.


MASTR

ABS New Issue Term Sheet

MASTR Asset Backed Securities Trust 2003-WMC1 Mortgage Pass-Through Certificates

$270,245,000
(APPROXIMATE)

WMC Mortgage Corp.
(ORIGINATOR)

Chase Manhattan Mortgage Corporation
(MASTER SERVICER)

Mortgage Asset Securitization Transactions, Inc.
(DEPOSITOR)

UBS Warburg Real Estate Securities Inc.
(MORTGAGE LOAN SELLER)

May 7, 2003


UBS Warburg

The analysis in this report is based on information provided by WMC Mortgage Corp. (the "Originator"). UBS Warburg LLC ("UBSW") makes no representations as to the accuracy or completeness of the information contained herein. The information contained herein is qualified in its entirety by the information in the Prospectus and Prospectus Supplement for this transaction. The information contained herein is preliminary as of the date hereof, supersedes any previous information delivered to you by UBSW and will be superseded by the applicable final Prospectus and Prospectus Supplement and any other information subsequently filed with the Securities and Exchange Commission. These materials are subject to change, completion, or amendment from time to time without notice, and UBSW is under no obligation to keep you advised of such changes. These materials are not intended as an offer or solicitation with respect to the purchase or sale of any security. Any investment decision with respect to the securities should be made by you based upon the information contained in the final Prospectus Supplement and Prospectus relating to the securities. You should consult your own counsel, accountant, and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

The attached information contains certain tables and other statistical analyses (the "Computational Materials") which have been prepared by UBSW in reliance upon information furnished by the Originator. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material. Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected herein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice. Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfalls. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither UBSW nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

THIS INFORMATION IS FURNISHED TO YOU SOLELY BY UBSW AND NOT BY THE ISSUER OF THE SECURITIES OR ANY OF ITS AFFILIATES (OTHER THAN UBSW). UBSW IS ACTING AS UNDERWRITER AND NOT ACTING AS AGENT FOR THE ISSUER IN CONNECTION WITH THE PROPOSED TRANSACTION.

MASTR Asset Backed Securities Trust 2003-WMC1
Mortgage Pass-Through Certificates
$270,245,000 (Approximate Offered Certificates)

Structure Overview

Class[1,2]	Approx. Size ($)[3]	Certificate Type	Expected WAL (years) Call[4] / Mat[4]	Expected Principal Window Start - Call[4] - Mat[4]	Legal Final Distribution Date	Expected Ratings S&P/ M
A-1[5,6]	283,970,000	FLT / SEN	Not Offered Hereby		May 2033	AAA / Aaa
A-2[5,6]	122,160,000	FLT / SEN	Not Offered Hereby		May 2033	AAA / Aaa
A-3[6]	201,370,000	FLT / SEN	2.40 / 2.63	06/03 - 10/09 - 02/18	May 2033	AAA / Aaa
M-1[5,6,7]	54,375,000	FLT / MEZ	Not Offered Hereby		May 2033	AA / Aa2
M-2[6,7]	39,375,000	FLT / MEZ	4.47 / 4.86	07/06 - 10/09 - 01/14	May 2033	A / A2
M-3[6,7]	26,250,000	FLT / MEZ	4.43 / 4.67	06/06 - 10/09 - 05/12	May 2033	BBB / Baa2
MV-4[6,7]	3,250,000	FLT / MEZ	4.32 / 4.33	06/06 - 10/09 - 04/10	May 2033	BBB- / Baa3
MF-4[5,6,7]	8,000,000	FXD / MEZ	Not Offered Hereby		May 2033	BBB- / Baa3

Notes:

(1) The Class A-1 Certificates are backed by the cash flow from a pool of conforming balance, first and second lien, fixed-rate and adjustable-rate mortgage loans. The Class A-2 Certificates are backed by the cash flow from a pool of conforming balance, first and second lien, fixed-rate and adjustable-rate mortgage loans. The Class A-3 Certificates are backed by the cash flow from a pool of conforming and non-conforming balance, first and second lien, fixed-rate and adjustable-rate mortgage loans. The Class M-1, M-2, M-3, MV-4 and MF-4 Certificates are supported by all the mortgage loans.

(2) The Class A-1, A-2, A-3, M-1, M-2, M-3, MV-4 and MF-4 Certificates will be subject to the Net WAC Cap as described herein.

(3) The Approximate Size is subject to a permitted variance of plus or minus 5%.

(4) See the Pricing Speed below.

(5) The Class A-1, A-2, M-1 and MF-4 Certificates are not offered hereby.

(6) After the Optional Termination Date, the margin on the Class A-1, Class A-2, and Class A-3 Certificates will increase to 2.0x their initial margin, the margin on the Class M-1, M-2, M-3, and MV-4 Certificates will increase to 1.5x their initial margin, and the coupon on the Class MF-4 Certificates will increase by 0.50%.

(7) The Class M-1, M-2, M-3, MV-4 and MF-4 Certificates are not expected to receive any principal distributions prior to the Stepdown Date.

Pricing Speed

Fixed-Rate Mortgage Loans	4% CPR growing to 23% CPR over 12 months and 23% CPR thereafter
Adjustable-Rate Mortgage Loans	4% CPR growing to 35% CPR over 18 months and 35% CPR thereafter

Transaction Overview

Issuer:	MASTR Asset Backed Securities Trust 2003-WMC1
Depositor:	Mortgage Asset Securitization Transactions, Inc.
Mortgage Loan Seller:	UBS Warburg Real Estate Securities Inc.
Originator:	WMC Mortgage Corp.
Master Servicer:	Chase Manhattan Mortgage Corporation
Trustee:	U.S. Bank National Association
Underwriter:	UBS Warburg LLC (Sole Manager)
Offered Securities:	Approximately $607,500,000 senior floating-rate Certificates ("Class A Certificates", including Class A-1 and Class A-2 Certificates not offered hereby) and approximately $131,250,000 mezzanine Certificates ("Class M Certificates", including Class M-1 and Class MF-4 Certificates not offered hereby). The Class MV-4 and Class MF-4 Certificates are for purposes of this term sheet collectively known as the Class M-4 Certificates. The Class A-1 Certificates are backed by a pool of conforming, first and second lien, fixed-rate and adjustable-rate mortgage loans ("Group I Mortgage Loans"); the Class A-2 Certificates are backed by a pool of conforming, first and second lien, fixed-rate and adjustable-rate mortgage loans ("Group II Mortgage Loans"); and the Class A-3 Certificates are backed by a pool of conforming and non-conforming, first and second lien, fixed-rate and adjustable-rate mortgage loans ("Group III Mortgage Loans", and together with the Group I and Group II Mortgage Loans, the "Mortgage Loans"). The Class M Certificates are supported by all of the Mortgage Loans.
Collateral:	As of May 1, 2003 ("Statistical Calculation Date"), the Mortgage Loans will consist of approximately 4,597 adjustable-rate and fixed-rate, first lien or second lien, closed-end, mortgage loans totaling approximately $750,495,105. The Mortgage Loans will be broken into three groups. The Group I Mortgage Loans will represent approximately 2,547 mortgage loans totaling $350,811,377, the Group II Mortgage Loans will represent approximately 1,030 mortgage loans totaling $150,915,057 and the Group III Mortgage Loans will represent approximately 1,020 mortgage loans totaling $248,768,671. A small percentage of the Mortgage Loans may be delinquent as of April 30, 2003.
ERISA:	The offered certificates will be ERISA eligible as of the Closing Date. However, investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of an ERISA Plan's acquisition and ownership of such Certificates.
SMMEA:	None of the Certificates will constitute "mortgage related securities" for the purposes of the Secondary Mortgage Market Enhancement Act of 1984 ("SMMEA").
Taxation:	The Trust will be established as one or more REMICs for federal income tax purposes.
Form of Registration:	Book-entry form through DTC, Clearstream and Euroclear.
Minimum Denominations:	$50,000 and integral multiples of $1 in excess thereof.

Transaction Overview

Expected Pricing:	On or about May [ ], 2003
Closing Date:	On or about May 28, 2003
Cut-off Date:	May 1, 2003
Record Date:	Class A, Class M-1, Class M-2, Class M-3 and Class MV-4 Certificates: The business day immediately preceding the Distribution Date. Class MF-4 Certificates: The last business day of the month preceding the month in which the Distribution Date occurs.
Distribution Date:	The 25th day of each month (or if such 25th day is not a business day, the next succeeding business day) commencing in June 2003.
Determination Date:	The Determination Date with respect to any Distribution Date is on the 15th day of the month in which the Distribution Date occurs or, if such day is not a business day, the business day immediately preceding such 15th day.
Due Period:	The Due Period with respect to any Distribution Date commences on the second day of the month immediately preceding the month in which the Distribution Date occurs and ends on the first day of the month in which the Distribution Date occurs.
Prepayment Period:	The Prepayment Period with respect to any Distribution Date is the period commencing on the day after the Determination Date in the month preceding the month in which such Distribution Date falls (or, in the case of the first Distribution Date, from May 1, 2003) and ending on the Determination Date of the calendar month in which such Distribution Date falls.
Interest Accrual Period:	Class A, Class M-1, Class M-2, Class M-3 and Class MV-4 Certificates: Interest will initially accrue from the Closing Date to (but excluding) the first Distribution Date, and thereafter, from the prior Distribution Date to (but excluding) the current Distribution Date based on an actual/360 day basis. The Class A Certificates and the Class M Certificates (other than the Class MF-4 Certificates) will initially settle flat (no accrued interest). Class MF-4 Certificates: Interest will accrue during the calendar month preceding the month of such Distribution Date based on a 30/360 day basis (24 day delay). The Class MF-4 Certificates will initially settle with accrued interest.
Administrative Fees:	The Servicing Fee calculated at the Servicing Fee Rate of 0.50% per annum, and the Trustee Fee calculated at the Trustee Fee Rate of 0.02% per annum. Administrative Fees will be paid monthly on the stated principal balance of the Mortgage Loans.
Optional Termination:	The Master Servicer (or if the Master Servicer fails to exercise its option, the NIM Insurer, if any) may purchase all of the Mortgage Loans and REO properties and retire the certificates on or after the Optional Termination Date.
Optional Termination Date:	The first Distribution Date on which the aggregate principal balance of the Mortgage Loans, after giving effect to distributions to be made on that Distribution Date, is less than or equal to 10% of the aggregate principal balance of the Mortgage Loans as of the Closing Date.

Credit Enhancement

Credit Enhancement:
1) Excess interest
2) Overcollateralization ("OC")
3) Subordination

Overcollateralization Target Amount: With respect to any Distribution Date, (i) prior to the Stepdown Date, an amount equal to 1.50% of the aggregate outstanding principal balance of the Mortgage Loans as of the Closing Date, (ii) on or after the Stepdown Date provided a Trigger Event is not in effect, the greater of (x) 3.00% of the then current aggregate outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period and (y) approximately $3,750,000 or (iii) if a Trigger Event is in effect, the Overcollateralization Target Amount for the immediately preceding Distribution Date. The Overcollateralization Target Amount for the Offered Certificates will be fully funded on the Closing Date.

Stepdown Date: The earlier to occur of (i) the first Distribution Date on which the Certificate Principal Balance of the Class A Certificates has been reduced to zero and (ii) the later to occur of (A) the Distribution Date in June 2006 and (B) the date that the Credit Enhancement Percentage (calculated for this purpose only after taking into account distributions of principal on the Mortgage Loans, but prior to any distributions of the Group I, Group II or Group III Principal Distribution Amount to the holders of the certificates then entitled to distributions of principal on such Distribution Date) is greater than or equal to 38.00%.

Credit Enhancement Percentage: The Credit Enhancement Percentage for any class and any Distribution Date is the percentage obtained by dividing (x) the aggregate Certificate Principal Balance of the class or classes subordinate thereto (including the OC) by (y) the aggregate principal balance of the Mortgage Loans, calculated after taking into account distributions of principal on the Mortgage Loans and distribution of the Group I, Group II and Group III Principal Distribution Amount to the holders of the certificates then entitled to distributions of principal on the Distribution Date.

CREDIT ENHANCEMENT PERCENTAGE

Class	Closing Date	After Stepdown Date
A	19.00%	38.00%
M-1	11.75%	23.50%
M-2	6.50%	13.00%
M-3	3.00%	6.00%
M-4	1.50%	3.00%

Credit Enhancement

Trigger Event:

With respect to any Distribution Date on or after the Stepdown Date, a Trigger Event is in effect if (i) the percentage obtained by dividing the principal amount of (1) Mortgage Loans delinquent 60 days or more, (2) Mortgage Loans in foreclosure, (3) REO properties and (4) Mortgage Loans discharged due to bankruptcy by the aggregate principal balance of the Mortgage Loans, in each case, as of the last day of the previous calendar month is greater than [45]% of the Credit Enhancement Percentage **or**
(ii) the aggregate amount of realized losses incurred since the Cut-off Date through the last day of the related Due Period divided by the principal balance of the Mortgage Loans as of the Cut-off Date exceeds the approximate applicable percentages set forth below with respect to such payment date:

Payment Date Occurring in	Percentage
June 2006 through May 2007	[2.75]%
June 2007 through May 2008	[4.50]%
June 2008 through May 2009	[5.75]%
June 2009 through May 2010	[6.50]%
June 2010 and thereafter	[6.75]%

Payment of Interest

Interest Payment Priority: On each Distribution Date, the Interest Remittance Amount will be distributed in the following order of priority:

(i) from the Group I Interest Remittance Amount to the holders of the Class A-1 Certificates; from the Group II Interest Remittance Amount to the holders of the Class A-2 Certificates and from the Group III Interest Remittance Amount to the holders of the Class A-3 Certificates. Any Interest Remittance Amount remaining after the payment of the above will be available to pay any Interest Carry Forward Amount to the unrelated groups;

(ii) from the combined remaining Interest Remittance Amount to the holders of the Class M-1 Certificates;

(iii) from the combined remaining Interest Remittance Amount to the holders of the Class M-2 Certificates;

(iv) from the combined remaining Interest Remittance Amount to the holders of the Class M-3 Certificates; and

(v) from the combined remaining Interest Remittance Amount to the holders of the Class MV-4 and Class MF-4 Certificates *pro rata* based on the amount of interest accrued.

Servicing Advances: The Master Servicer is required to advance delinquent payments of principal and interest on the Mortgage Loans to the extent such amounts are deemed recoverable. The Master Servicer is entitled to reimbursement for these advances, and therefore these advances are not a form of credit enhancement.

Basis Risk Shortfall: Because the adjustable-rate Mortgage Loans are based on 6 month LIBOR, with most having delayed first adjustments, and because the pass-through rates on the Class A, Class M-1, Class M-2, Class M-3 and Class MV-4 Certificates are based on one month LIBOR, the application of the Net WAC Cap could result in shortfalls of interest otherwise payable to the such Certificates in certain periods. This may also occur if 6 month LIBOR and 1 month LIBOR rise quickly since the Mortgage Pool cash flows are constrained by interim caps. If Basis Risk Shortfalls occur, they will be carried forward (a "Net WAC Rate Carryover Amount") and such shortfalls will be paid on a subordinated basis on the same Distribution Date or on any subsequent Distribution Date.

Net WAC Cap: Class A Certificates: The per annum rate equal to the weighted average of the Expense Adjusted Net Mortgage Rates of the Group I Mortgage Loans in the case of the Class A-1 Certificates, the Expense Adjusted Net Mortgage Rates of the Group II Mortgage Loans in the case of the Class A-2 Certificates and the Expense Adjusted Net Mortgage Rates of the Group III Mortgage Loans in the case of the Class A-3 Certificates, subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period.

Class M Certificates: The per annum rate equal to the weighted average of the Expense Adjusted Net Mortgage Rates of the Group I Mortgage Loans, the Group II Mortgage Loans and the Group III Mortgage Loans, weighted in proportion to the results of subtracting from the aggregate principal balance of each loan group the current principal amount of the related Class A Certificates, subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period.

Expense Adjusted Net Mortgage Rates: The per annum rate equal to the weighted average of the mortgage rates of each Mortgage Loan minus (a) the Trustee Fee Rate and (b) the Servicing Fee Rate.

Payment of Principal

Principal Payment Priority:

On each Distribution Date (a) prior to the Stepdown Date or (b) on which a Trigger Event is in effect, the Group I Principal Distribution Amount, the Group II Principal Distribution Amount, and the Group III Principal Distribution Amount shall be distributed:

(i) the Group I Principal Distribution Amount to the holders of the Class A-1 Certificates, until the Certificate Principal Balance thereof has been reduced to zero and then to the holders of the Class A-2 and Class A-3 Certificates *pro rata* based on the Class A-2 Allocation Percentage and the Class A-3 Allocation Percentage, respectively, after taking into account the distribution of the Group II Principal Distribution Amount described in (ii) below and of the Group III Principal Distribution Amount described in (iii) below;

(ii) the Group II Principal Distribution Amount to the holders of the Class A-2 Certificates, until the Certificate Principal Balance thereof has been reduced to zero and then to the holders of the Class A-1 and Class A-3 Certificates *pro rata* based on the Class A-1 Allocation Percentage and the Class A-3 Allocation Percentage, respectively, after taking into account the distribution of the Group I Principal Distribution Amount described in (i) above and of the Group III Principal Distribution Amount described in (iii) below;

(iii) the Group III Principal Distribution Amount to the holders of the Class A-3 Certificates, until the Certificate Principal Balance thereof has been reduced to zero and then to the holders of the Class A-1 and Class A-2 Certificates *pro rata* based on the Class A-1 Allocation Percentage and the Class A-2 Allocation Percentage, respectively, after taking into account the distribution of the Group I Principal Distribution Amount described in (i) above and of the Group II Principal Distribution Amount described in (ii) above;

(iv) to the holders of the Class M-1 Certificates, any Group I, Group II and Group III Principal Distribution Amount remaining after the payment of (i), (ii) and (iii) above until the Certificate Principal Balance thereof has been reduced to zero;

(v) to the holders of the Class M-2 Certificates, any Group I, Group II and Group III Principal Distribution Amount remaining after the payment of (i), (ii), (iii) and (iv) above until the Certificate Principal Balance thereof has been reduced to zero;

(vi) to the holders of the Class M-3 Certificates, any Group I, Group II and Group III Principal Distribution Amount remaining after the payment of (i), (ii), (iii), (iv) and (v) above until the Certificate Principal Balance thereof has been reduced to zero; and

(vii) to the holders of the Class MV-4 and Class MF-4 Certificates *pro rata* based on their Certificate Principal Balances, any Group I, Group II and Group III Principal Distribution Amount remaining after the payment of (i), (ii), (iii), (iv), (v) and (vi) above until the Certificate Principal Balance thereof has been reduced to zero.

Payment of Principal

Principal Payment Priority (continued):

On each Distribution Date (a) on or after the Stepdown Date and (b) on which a Trigger Event is not in effect, the holders of the Class A Certificates and the Mezzanine Certificates shall be entitled to receive distributions in respect of principal to the extent of the Group I Principal Distribution Amount, the Group II Principal Distribution Amount and the Group III Principal Distribution Amount in the following amounts and order of priority, in each case to the extent of the Group I, Group II and Group III Principal Distribution Amount remaining:

(i) to the holders of the Class A-1 Certificates, the Class A-1 Principal Distribution Amount; to the holders of the Class A-2 Certificates, the Class A-2 Principal Distribution Amount and to the holders of the Class A-3 Certificates, the Class A-3 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero. Any Class A-1 Principal Distribution Amount or Group I Principal Distribution Amount remaining undistributed will be paid to the holders of the Class A-2 and Class A-3 Certificates *pro rata* based on the Class A-2 Allocation Percentage and the Class A-3 Allocation Percentage, after taking into account the distribution of the Group II Principal Distribution Amount and the Group III Principal Distribution Amount, respectively, but the amount of the Group I Principal Distribution Amount so allocated shall never exceed the Class A-2 Principal Distribution Amount and/or the Class A-3 Principal Distribution Amount; any Class A-2 Principal Distribution Amount or Group II Principal Distribution Amount remaining undistributed will be paid to the holders of the Class A-1 and Class A-3 Certificates *pro rata* based on the Class A-1 Allocation Percentage and the Class A-3 Allocation Percentage, after taking into account the distribution of the Group I Principal Distribution Amount and the Group III Principal Distribution Amount, respectively, but the amount of the Group II Principal Distribution Amount so allocated shall never exceed the Class A-1 Principal Distribution Amount and/or the Class A-3 Principal Distribution Amount; and any Class A-3 Principal Distribution Amount or Group III Principal Distribution Amount remaining undistributed will be paid to the holders of the Class A-1 and Class A-2 Certificates *pro rata* based on the Class A-1 Allocation Percentage and the Class A-2 Allocation Percentage, after taking into account the distribution of the Group I Principal Distribution Amount and the Group II Principal Distribution Amount, respectively, but the amount of the Group III Principal Distribution Amount so allocated shall never exceed the Class A-1 Principal Distribution Amount and/or the Class A-2 Principal Distribution Amount ;

(ii) to the holders of the Class M-1 Certificates, the Class M-1 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(iii) to the holders of the Class M-2 Certificates, the Class M-2 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(iv) to the holders of the Class M-3 Certificates, the Class M-3 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero; and

(v) to the holders of the Class MV-4 Certificates and the Class MF-4 Certificates, the Class M-4 Principal Distribution Amount pro rata based on their Certificate Principal Balances, until the Certificate Principal Balance thereof has been reduced to zero.

Payment of Principal

Monthly Excess Cashflow Distributions: With respect to any Distribution Date, any Net Monthly Excess Cashflow shall be distributed as follows:

(i) to the holders of the class or classes of Certificates then entitled to receive distributions in respect of principal, in an amount equal to the Overcollateralization Increase Amount allocated *pro rata* between the Group I Principal Distribution Amount, Group II Principal Distribution Amount and Group III Distribution Amount based on the amount of principal received from each Mortgage Loan Group, and distributable as part of the respective Group I, Group II and Group III Principal Distribution Amount;

(ii) to the holders of the Class M-1 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(iii) to the holders of the Class M-1 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(iv) to the holders of the Class M-2 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(v) to the holders of the Class M-2 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(vi) to the holders of the Class M-3 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(vii) to the holders of the Class M-3 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(viii) to the holders of the Class M-4 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates on a *pro rata* basis between the Class MV-4 Certificates and the Class MF-4 Certificates;

(ix) to the holders of the Class M-4 Certificates, in an amount equal to the previously allocated Realized Loss Amounts on a *pro rata* basis between the Class MV-4 Certificates and the Class MF-4 Certificates;

(x) to make payments to the Net WAC Rate Carryover Reserve Account, to the extent required to distribute to the holders of the Offered Securities any Net WAC Rate Carryover Amounts for such classes;

(xi) to the holders of the Class CE, Class R and Class P Certificates as provided in the Pooling and Servicing Agreement.

Payment of Principal

Group I Principal Distribution Amount: The "Group I Principal Distribution Amount" for any Distribution Date will be the sum of (i) the principal portion of all scheduled monthly payments on the Group I Mortgage Loans due during the related Due Period, whether or not received on or prior to the related Determination Date; (ii) the principal portion of all proceeds received in respect of the repurchase of a Group I Mortgage Loan (or, in the case of a substitution, certain amounts representing a principal adjustment) as required by the Pooling and Servicing Agreement during the related Prepayment Period; (iii) the principal portion of all other unscheduled collections, including insurance proceeds, liquidation proceeds and all full and partial principal prepayments, received during the related Prepayment Period, to the extent applied as recoveries of principal on the Group I Mortgage Loans, and (iv) a percentage of the amount of any Overcollateralization Increase Amount for such Distribution Date MINUS a percentage of the amount of any Overcollateralization Reduction Amount for such Distribution Date each allocated between Group I, Group II and Group III Principal Distribution Amounts based on the amount of principal received from each Mortgage Loan Group.

Group II Principal Distribution Amount: The "Group II Principal Distribution Amount" for any Distribution Date will be the sum of (i) the principal portion of all scheduled monthly payments on the Group II Mortgage Loans due during the related Due Period, whether or not received on or prior to the related Determination Date; (ii) the principal portion of all proceeds received in respect of the repurchase of a Group II Mortgage Loan (or, in the case of a substitution, certain amounts representing a principal adjustment) as required by the Pooling and Servicing Agreement during the related Prepayment Period; (iii) the principal portion of all other unscheduled collections, including insurance proceeds, liquidation proceeds and all full and partial principal prepayments, received during the related Prepayment Period, to the extent applied as recoveries of principal on the Group II Mortgage Loans, and (iv) a percentage of the amount of any Overcollateralization Increase Amount for such Distribution Date MINUS a percentage of the amount of any Overcollateralization Reduction Amount for such Distribution Date each allocated between Group I, Group II and Group III Principal Distribution Amounts based on the amount of principal received from each Mortgage Loan Group.

Group III Principal Distribution Amount: The "Group III Principal Distribution Amount" for any Distribution Date will be the sum of (i) the principal portion of all scheduled monthly payments on the Group III Mortgage Loans due during the related Due Period, whether or not received on or prior to the related Determination Date; (ii) the principal portion of all proceeds received in respect of the repurchase of a Group III Mortgage Loan (or, in the case of a substitution, certain amounts representing a principal adjustment) as required by the Pooling and Servicing Agreement during the related Prepayment Period; (iii) the principal portion of all other unscheduled collections, including insurance proceeds, liquidation proceeds and all full and partial principal prepayments, received during the related Prepayment Period, to the extent applied as recoveries of principal on the Group III Mortgage Loans, and (iv) a percentage of the amount of any Overcollateralization Increase Amount for such Distribution Date MINUS a percentage of the amount of any Overcollateralization Reduction Amount for such Distribution Date each allocated between Group I, Group II and Group III Principal Distribution Amounts based on the amount of principal received from each Mortgage Loan Group.

Payment of Principal

Class A-1 Principal Distribution Amount:	The "Class A-1 Principal Distribution Amount" is an amount equal to the excess of (x) the Certificate Principal Balance of the Class A-1 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 62.00% and (ii) the aggregate principal balance of the Group I Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Group I Mortgage Loans as of the last day of the related Due Period minus approximately $1,752,900.
Class A-2 Principal Distribution Amount:	The "Class A-2 Principal Distribution Amount" is an amount equal to the excess of (x) the Certificate Principal Balance of the Class A-2 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 62.00% and (ii) the aggregate principal balance of the Group II Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Group II Mortgage Loans as of the last day of the related Due Period minus approximately $754,077.
Class A-3 Principal Distribution Amount:	The "Class A-3 Principal Distribution Amount" is an amount equal to the excess of (x) the Certificate Principal Balance of the Class A-3 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 62.00% and (ii) the aggregate principal balance of the Group III Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Group III Mortgage Loans as of the last day of the related Due Period minus approximately $1,243,023.
Class M-1 Principal Distribution Amount:	The "Class M-1 Principal Distribution Amount" is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A Certificates (after taking into account the payment of the Class A-1, Class A-2 and Class A-3 Principal Distribution Amount on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-1 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 76.50% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $3,750,000.
Class M-2 Principal Distribution Amount:	The "Class M-2 Principal Distribution Amount" is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A and Class M-1 Certificates (after taking into account the payment of the Class A-1, Class A-2, Class A-3 and Class M-1 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-2 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 87.00% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $3,750,000.

Payment of Principal

Class M-3 Principal Distribution Amount:	The "Class M-3 Principal Distribution Amount" is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, and Class M-2 Certificates (after taking into account the payment of the Class A-1, Class A-2, Class A-3, Class M-1, and Class M-2 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-3 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 94.00% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $3,750,000.
Class M-4 Principal Distribution Amount:	The "Class M-4 Principal Distribution Amount" is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2 and Class M-3 Certificates (after taking into account the payment of the Class A1, Class A2, Class A-3, Class M-1, Class M-2 and Class M-3 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-4 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 97.00% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $3,750,000.
Class A-1 Allocation Percentage:	The "Class A-1 Allocation Percentage" for any Distribution Date is the percentage equivalent of a fraction, the numerator of which is, (i) the Group I Principal Remittance Amount for such Distribution Date, and the denominator of which is (ii) the Principal Remittance Amount for such Distribution Date.
Class A-2 Allocation Percentage:	The "Class A-2 Allocation Percentage" for any Distribution Date is the percentage equivalent of a fraction, the numerator of which is, (i) the Group II Principal Remittance Amount for such Distribution Date, and the denominator of which is (ii) the Principal Remittance Amount for such Distribution Date.
Class A-3 Allocation Percentage:	The "Class A-3 Allocation Percentage" for any Distribution Date is the percentage equivalent of a fraction, the numerator of which is, (i) the Group III Principal Remittance Amount for such Distribution Date, and the denominator of which is (ii) the Principal Remittance Amount for such Distribution Date.

DESCRIPTION OF THE TOTAL COLLATERAL

Collateral Summary

Statistics for the adjustable-rate and fixed-rate Mortgage Loans listed below are based on the Statistical Calculation Date scheduled balances.

	Summary Statistics	Range (if applicable)
Number of Mortgage Loans:	4,597	
Aggregate Current Principal Balance:	$750,495,104.95	
Average Current Principal Balance:	$163,257.58	$13,789 - $711,385
Aggregate Original Principal Balance:	$752,147,114.00	
Average Original Principal Balance:	$163,616.95	$13,800 - $713,800
Fully Amortizing Mortgage Loans:	92.32%	
1st Lien:	92.26%	
Wtd. Avg. Gross Coupon :	7.823%	5.500% - 13.990%
Wtd. Avg. Original Term (months):	343	180 - 360
Wtd. Avg. Remaining Term (months):	341	170 - 360
Margin (ARMs Only):	6.119%	4.125% - 10.000%
Maximum Interest Rate (ARMs Only) :	14.052%	10.325% - 17.875%
Minimum Interest Rate (ARMs Only) :	7.556%	5.500% - 11.375%
Wtd. Avg. Original LTV [(1)]:	82.35%	14.00% - 100.00%
Wtd. Avg. Borrower FICO:	637	500 - 806
Geographic Distribution (Top 5):	CA 58.33%	
	NY 5.94%	
	FL 3.40%	
	AZ 3.18%	
	TX 2.79%	

(1) References to loan-to-value ratios are references to combined loan-to-value ratios with respect to second lien Mortgage Loans.

DESCRIPTION OF THE TOTAL COLLATERAL

Collateral Type

Collateral Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
2 Yr Fixed --> 6Mo LIBOR	2,509	$ 507,133,200.65	67.57
3 Yr Fixed --> 6Mo LIBOR	133	28,893,266.78	3.85
5 Yr Fixed --> 6Mo LIBOR	202	41,009,238.83	5.46
6 Month LIBOR	1	335,446.47	0.04
Fixed	1,752	173,123,952.22	23.07
Total:	**4,597**	**$ 750,495,104.95**	**100.00**

Principal Balance at Origination

Range of Principal Balances at Origination ($)	Number of Mortgage Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
0.01 - 50,000.00	666	$ 23,318,565.10	3.10
50,000.01 - 100,000.00	1,057	77,381,584.00	10.29
100,000.01 - 150,000.00	803	100,223,804.40	13.33
150,000.01 - 200,000.00	658	115,038,503.00	15.29
200,000.01 - 250,000.00	515	115,697,316.50	15.38
250,000.01 - 300,000.00	321	87,474,496.00	11.63
300,000.01 - 350,000.00	206	67,072,839.00	8.92
350,000.01 - 400,000.00	156	58,819,876.00	7.82
400,000.01 - 450,000.00	62	26,189,625.00	3.48
450,000.01 - 500,000.00	84	40,361,974.00	5.37
500,000.01 - 550,000.00	26	13,750,406.00	1.83
550,000.01 - 600,000.00	21	12,170,625.00	1.62
600,000.01 - 650,000.00	9	5,678,000.00	0.75
650,000.01 - 700,000.00	9	6,129,000.00	0.81
700,000.01 - 750,000.00	4	2,840,500.00	0.38
Total:	**4,597**	**$ 752,147,114.00**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

Remaining Principal Balance

Range of Remaining Principal Balances ($)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0.01 - 50,000.00	666	$ 23,280,101.07	3.10
50,000.01 - 100,000.00	1,057	77,223,145.37	10.29
100,000.01 - 150,000.00	805	100,310,156.08	13.37
150,000.01 - 200,000.00	658	114,886,341.40	15.31
200,000.01 - 250,000.00	514	115,267,749.23	15.36
250,000.01 - 300,000.00	322	87,632,908.39	11.68
300,000.01 - 350,000.00	205	66,683,091.00	8.89
350,000.01 - 400,000.00	157	59,142,240.71	7.88
400,000.01 - 450,000.00	61	25,785,752.33	3.44
450,000.01 - 500,000.00	83	39,820,661.07	5.31
500,000.01 - 550,000.00	26	13,711,673.78	1.83
550,000.01 - 600,000.00	21	12,142,468.29	1.62
600,000.01 - 650,000.00	9	5,659,921.26	0.75
650,000.01 - 700,000.00	9	6,116,244.45	0.81
700,000.01 - 750,000.00	4	2,832,650.52	0.38
Total:	**4,597**	**$ 750,495,104.95**	**100.00**

Remaining Term

Range of Months Remaining	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
121 - 180	1,160	$ 68,585,475.40	9.14
181 - 240	8	866,894.91	0.12
301 - 360	3,429	681,042,734.64	90.75
Total:	**4,597**	**$ 750,495,104.95**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

Mortgage Rate %

Range of Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
5.500 - 5.999	118	$ 29,462,442.80	3.93
6.000 - 6.499	158	36,663,911.07	4.89
6.500 - 6.999	735	173,656,118.28	23.14
7.000 - 7.499	417	91,585,786.53	12.20
7.500 - 7.999	891	176,022,701.98	23.45
8.000 - 8.499	311	52,694,242.12	7.02
8.500 - 8.999	610	91,232,796.81	12.16
9.000 - 9.499	160	17,024,702.80	2.27
9.500 - 9.999	287	29,223,402.20	3.89
10.000 - 10.499	102	8,542,950.70	1.14
10.500 - 10.999	172	12,219,226.08	1.63
11.000 - 11.499	430	23,745,364.72	3.16
11.500 - 11.999	49	2,217,828.18	0.30
12.000 - 12.499	27	1,177,563.50	0.16
12.500 - 12.999	64	2,367,099.88	0.32
13.000 - 13.499	55	2,034,762.51	0.27
13.500 - 13.999	11	624,204.79	0.08
Total:	**4,597**	**$ 750,495,104.95**	**100.00**

Original Loan-to-Value Ratios(1)

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
<= 30.00	12	$ 1,220,449.15	0.16
30.01 - 35.00	6	499,217.12	0.07
35.01 - 40.00	8	1,023,270.78	0.14
40.01 - 45.00	22	3,453,720.24	0.46
45.01 - 50.00	25	3,719,982.86	0.50
50.01 - 55.00	27	4,417,562.63	0.59
55.01 - 60.00	49	8,268,734.27	1.10
60.01 - 65.00	85	14,470,135.33	1.93
65.01 - 70.00	182	37,882,658.68	5.05
70.01 - 75.00	260	52,586,439.81	7.01
75.01 - 80.00	1,568	325,604,419.66	43.39
80.01 - 85.00	373	67,344,337.46	8.97
85.01 - 90.00	565	105,417,722.45	14.05
90.01 - 95.00	385	59,319,051.99	7.90
95.01 - 100.00	1,030	65,267,402.52	8.70
Total:	**4,597**	**$ 750,495,104.95**	**100.00**

(1) References to loan-to-value ratios are references to combined loan-to-value ratios with respect to second lien Mortgage Loans.

DESCRIPTION OF THE TOTAL COLLATERAL

FICO Score at Origination

Range of FICO Scores	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
500 - 519	118	$ 17,750,977.53	2.37
520 - 539	216	35,913,568.34	4.79
540 - 559	215	34,227,839.95	4.56
560 - 579	269	46,334,418.23	6.17
580 - 599	338	59,583,433.65	7.94
600 - 619	511	84,905,621.58	11.31
620 - 639	639	101,100,678.47	13.47
640 - 659	730	112,992,751.81	15.06
660 - 679	519	81,440,041.03	10.85
680 - 699	412	66,007,042.26	8.80
700 - 719	258	44,680,407.17	5.95
720 - 739	162	29,055,410.39	3.87
740 - 759	114	19,547,251.08	2.60
760 - 779	60	9,826,049.73	1.31
780 - 799	35	7,063,719.90	0.94
800 - 819	1	65,893.83	0.01
Total:	**4,597**	**$ 750,495,104.95**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

Geographic Distribution

State	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
California	2,315	$ 437,744,945.40	58.33
New York	204	44,601,769.46	5.94
Florida	187	25,509,656.41	3.40
Arizona	181	23,841,503.99	3.18
Texas	178	20,964,738.01	2.79
Virginia	126	18,306,284.12	2.44
Colorado	97	15,977,328.81	2.13
New Jersey	94	15,151,717.29	2.02
Pennsylvania	141	14,697,575.76	1.96
Nevada	92	12,801,676.53	1.71
Michigan	114	11,790,776.93	1.57
Massachusetts	60	11,741,658.19	1.56
Maryland	78	11,642,164.83	1.55
Illinois	66	11,111,149.57	1.48
Tennessee	90	10,761,666.40	1.43
Louisiana	91	8,369,692.21	1.12
Connecticut	38	6,211,199.26	0.83
North Carolina	51	5,582,723.56	0.74
Washington	29	4,584,760.34	0.61
Ohio	43	4,415,775.36	0.59
Wisconsin	25	3,370,935.07	0.45
Indiana	29	3,088,660.21	0.41
Missouri	32	2,862,611.98	0.38
Minnesota	23	2,838,481.57	0.38
Montana	20	2,828,289.65	0.38
South Carolina	21	2,648,877.28	0.35
Kansas	20	2,456,012.59	0.33
Utah	21	2,416,557.20	0.32
New Hampshire	15	2,235,494.45	0.30
Oklahoma	22	1,748,635.81	0.23
Mississippi	18	1,397,783.39	0.19
Oregon	13	1,314,203.55	0.18
Idaho	14	1,120,701.79	0.15
Kentucky	16	1,104,332.36	0.15
Rhode Island	9	878,635.64	0.12
Arkansas	4	516,506.21	0.07
Maine	5	398,478.32	0.05
New Mexico	3	312,362.51	0.04
Iowa	4	290,460.20	0.04
Nebraska	3	250,230.16	0.03
South Dakota	1	199,153.04	0.03
Delaware	2	167,973.18	0.02
Vermont	1	129,865.84	0.02
North Dakota	1	111,100.52	0.01
Total:	**4,597**	**$ 750,495,104.95**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

Occupancy Status

Occupancy Status	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Owner Occupied	4,248	$ 699,766,302.21	93.24
Non-Owner Occupied	282	39,991,841.97	5.33
Second Home	67	10,736,960.77	1.43
Total:	**4,597**	**$ 750,495,104.95**	**100.00**

Documentation Type

Program	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Full	2,351	$ 366,287,133.91	48.81
Streamlined Documentation	1,042	142,579,786.36	19.00
Stated Income	552	110,616,267.86	14.74
Limited Documentation	461	91,277,034.31	12.16
Alternative Documentation	191	39,734,882.51	5.29
Total:	**4,597**	**$ 750,495,104.95**	**100.00**

Loan Purpose

Purpose	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Refinance Cashout	1,929	$ 350,087,367.93	46.65
Purchase	2,289	334,879,149.61	44.62
Refinance No Cash Out	379	65,528,587.41	8.73
Total:	**4,597**	**$ 750,495,104.95**	**100.00**

Credit Grade

Risk Category	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
AA	2,169	$ 351,055,629.27	46.78
A	1,180	189,644,909.66	25.27
A-	353	61,709,432.60	8.22
B+	406	68,643,694.13	9.15
B	436	71,599,183.08	9.54
B-	1	14,835.68	0.00
C	52	7,827,420.53	1.04
Total:	**4,597**	**$ 750,495,104.95**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

Property Type

Property Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Single Family Residence	3,351	$ 544,466,315.59	72.55
PUD	537	97,510,397.28	12.99
Condo	465	64,499,031.22	8.59
2-4 Family	231	42,858,763.45	5.71
Manufacturing Housing	13	1,160,597.41	0.15
Total:	**4,597**	**$ 750,495,104.95**	**100.00**

Prepayment Charge Term

Prepayment Charges Term at Origination (mos.)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0	705	$ 106,554,172.11	14.20
12	191	42,290,871.15	5.64
18	1	129,194.97	0.02
24	2,522	442,984,943.33	59.03
36	1,148	153,513,230.92	20.45
60	30	5,022,692.47	0.67
Total:	**4,597**	**$ 750,495,104.95**	**100.00**

Conforming Balance

Balance	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Conforming	3,838	$ 530,377,741.59	70.67
Non-conforming	759	220,117,363.36	29.33
Total:	**4,597**	**$ 750,495,104.95**	**100.00**

DESCRIPTION OF THE GROUP I COLLATERAL

Collateral Summary

Statistics for the adjustable-rate and fixed-rate Group I Mortgage Loans listed below are based on the Statistical Calculation Date scheduled balances.

	Summary Statistics	Range (if applicable)
Number of Mortgage Loans:	2,547	
Aggregate Current Principal Balance:	$350,811,377.44	
Average Current Principal Balance:	$137,735.13	$13,789 - $548,673
Aggregate Original Principal Balance:	$351,585,614.40	
Average Original Principal Balance:	$138,039.11	$13,800 - $550,000
Fully Amortizing Mortgage Loans:	95.52%	
1st Lien:	95.51%	
Wtd. Avg. Gross Coupon :	7.849%	5.500% - 13.578%
Wtd. Avg. Original Term (months):	350	180 - 360
Wtd. Avg. Remaining Term (months):	347	173 - 360
Margin (ARMs Only):	6.206%	4.125% - 9.625%
Maximum Interest Rate (ARMs Only) :	14.134%	10.325% - 17.875%
Minimum Interest Rate (ARMs Only) :	7.640%	5.500% - 11.375%
Wtd. Avg. Original LTV [(1)]:	82.13%	14.00% - 100.00%
Wtd. Avg. Borrower FICO:	629	500 - 806
Geographic Distribution (Top 5):	CA 51.92%	
	NY 5.11%	
	AZ 3.92%	
	FL 3.86%	
	PA 2.90%	

(1) References to loan-to-value ratios are references to combined loan-to-value ratios with respect to second lien Mortgage Loans.

DESCRIPTION OF THE GROUP I COLLATERAL

Collateral Type

Collateral Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
2 Yr Fixed --> 6Mo LIBOR	1,626	$ 265,566,702.26	75.70
3 Yr Fixed --> 6Mo LIBOR	75	11,290,465.52	3.22
5 Yr Fixed --> 6Mo LIBOR	138	21,343,991.32	6.08
Fixed	708	52,610,218.34	15.00
Total:	**2,547**	**$ 350,811,377.44**	**100.00**

Principal Balance at Origination

Range of Principal Balances at Origination ($)	Number of Mortgage Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
0.01 - 50,000.00	385	$ 13,690,685.50	3.89
50,000.01 - 100,000.00	600	43,774,485.00	12.45
100,000.01 - 150,000.00	526	65,307,366.40	18.58
150,000.01 - 200,000.00	427	74,364,742.00	21.15
200,000.01 - 250,000.00	330	73,890,324.50	21.02
250,000.01 - 300,000.00	200	54,565,374.00	15.52
300,000.01 - 350,000.00	66	20,760,537.00	5.90
350,000.01 - 400,000.00	10	3,754,100.00	1.07
450,000.01 - 500,000.00	2	928,000.00	0.26
500,000.01 - 550,000.00	1	550,000.00	0.16
Total:	**2,547**	**$ 351,585,614.40**	**100.00**

Remaining Principal Balance

Range of Remaining Principal Balances ($)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0.01 - 50,000.00	385	$ 13,666,127.14	3.90
50,000.01 - 100,000.00	600	43,679,398.83	12.45
100,000.01 - 150,000.00	527	65,316,135.22	18.62
150,000.01 - 200,000.00	427	74,257,909.23	21.17
200,000.01 - 250,000.00	329	73,503,849.95	20.95
250,000.01 - 300,000.00	202	55,049,249.46	15.69
300,000.01 - 350,000.00	64	20,118,006.36	5.73
350,000.01 - 400,000.00	10	3,746,036.41	1.07
450,000.01 - 500,000.00	2	925,992.16	0.26
500,000.01 - 550,000.00	1	548,672.68	0.16
Total:	**2,547**	**$ 350,811,377.44**	**100.00**

DESCRIPTION OF THE GROUP I COLLATERAL

Remaining Term

Range of Months Remaining	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
121 - 180	451	$ 19,939,864.57	5.68
181 - 240	3	235,823.37	0.07
301 - 360	2,093	330,635,689.50	94.25
Total:	**2,547**	**$ 350,811,377.44**	**100.00**

Mortgage Rate %

Range of Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
5.500 - 5.999	68	$ 12,955,297.17	3.69
6.000 - 6.499	104	19,340,775.08	5.51
6.500 - 6.999	327	60,460,031.99	17.23
7.000 - 7.499	254	44,608,360.15	12.72
7.500 - 7.999	551	89,966,646.42	25.65
8.000 - 8.499	214	30,058,647.90	8.57
8.500 - 8.999	396	51,905,312.33	14.80
9.000 - 9.499	101	9,585,985.77	2.73
9.500 - 9.999	162	15,078,974.13	4.30
10.000 - 10.499	52	3,416,903.48	0.97
10.500 - 10.999	64	3,705,683.96	1.06
11.000 - 11.499	152	6,516,059.63	1.86
11.500 - 11.999	27	859,195.76	0.24
12.000 - 12.499	11	381,785.93	0.11
12.500 - 12.999	30	912,706.39	0.26
13.000 - 13.499	30	955,531.28	0.27
13.500 - 13.999	4	103,480.07	0.03
Total:	**2,547**	**$ 350,811,377.44**	**100.00**

DESCRIPTION OF THE GROUP I COLLATERAL

Gross Margin %

Range of Gross Margins (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
4.000 - 4.499	7	$ 1,511,671.82	0.51
4.500 - 4.999	127	23,599,558.17	7.91
5.000 - 5.499	306	55,649,248.86	18.66
5.500 - 5.999	262	44,995,026.09	15.09
6.000 - 6.499	327	54,410,572.89	18.25
6.500 - 6.999	308	48,713,017.97	16.34
7.000 - 7.499	202	29,569,860.69	9.92
7.500 - 7.999	152	21,058,369.99	7.06
8.000 - 8.499	133	17,191,056.20	5.76
8.500 - 8.999	8	744,249.81	0.25
9.000 - 9.499	6	660,754.71	0.22
9.500 - 9.999	1	97,771.90	0.03
Total:	**1,839**	**$ 298,201,159.10**	**100.00**

Next Rate Adjustment

Month/Year Of Next Rate Adjustment	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
2003-12	1	$ 145,460.27	0.05
2004-10	4	622,983.72	0.21
2004-11	4	494,343.01	0.17
2004-12	15	2,424,480.15	0.81
2005-01	110	19,269,847.40	6.46
2005-02	812	133,447,158.36	44.75
2005-03	676	108,546,752.25	36.40
2005-04	4	615,677.10	0.21
2005-11	2	572,527.32	0.19
2006-01	3	361,263.29	0.12
2006-02	43	6,865,811.52	2.30
2006-03	26	3,424,363.39	1.15
2006-05	1	66,500.00	0.02
2007-12	5	537,712.09	0.18
2008-01	19	2,817,158.47	0.94
2008-02	76	12,111,348.20	4.06
2008-03	38	5,877,772.56	1.97
Total:	**1,839**	**$ 298,201,159.10**	**100.00**

DESCRIPTION OF THE GROUP I COLLATERAL

Maximum Rate %

Range of Maximum Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
10.000 - 10.499	1	$ 153,336.82	0.05
11.000 - 11.499	2	378,471.57	0.13
12.000 - 12.499	70	13,542,562.59	4.54
12.500 - 12.999	103	19,038,032.87	6.38
13.000 - 13.499	316	58,646,626.60	19.67
13.500 - 13.999	216	38,652,581.47	12.96
14.000 - 14.499	461	77,940,551.76	26.14
14.500 - 14.999	184	26,653,004.44	8.94
15.000 - 15.499	280	41,184,848.43	13.81
15.500 - 15.999	72	7,931,883.88	2.66
16.000 - 16.499	91	10,363,405.93	3.48
16.500 - 16.999	23	2,008,809.03	0.67
17.000 - 17.499	16	1,387,888.13	0.47
17.500 - 17.999	4	319,155.58	0.11
Total:	**1,839**	**$ 298,201,159.10**	**100**

Minimum Rate %

Range of Minimum Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
5.500 - 5.999	69	$ 13,152,806.46	4.41
6.000 - 6.499	103	19,056,590.77	6.39
6.500 - 6.999	317	59,040,621.54	19.80
7.000 - 7.499	216	38,528,628.93	12.92
7.500 - 7.999	469	79,410,432.51	26.63
8.000 - 8.499	177	25,488,987.40	8.55
8.500 - 8.999	282	41,766,008.43	14.01
9.000 - 9.499	70	7,381,039.33	2.48
9.500 - 9.999	94	10,769,644.01	3.61
10.000 - 10.499	22	1,899,356.01	0.64
10.500 - 10.999	16	1,387,888.13	0.47
11.000 - 11.499	4	319,155.58	0.11
Total:	**1,839**	**$ 298,201,159.10**	**100.00**

DESCRIPTION OF THE GROUP I COLLATERAL

Initial Periodic Cap %

Initial Periodic Cap (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
1.500	1,626	$ 265,566,702.26	89.06
3.000	213	32,634,456.84	10.94
Total:	**1,839**	**$ 298,201,159.10**	**100.00**

Original Loan-to-Value Ratios(1)

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
<= 30.00	11	$ 1,074,246.60	0.31
30.01 - 35.00	4	383,796.84	0.11
35.01 - 40.00	7	978,315.22	0.28
40.01 - 45.00	12	1,350,527.15	0.38
45.01 - 50.00	14	1,682,214.97	0.48
50.01 - 55.00	15	1,890,259.16	0.54
55.01 - 60.00	28	3,968,406.53	1.13
60.01 - 65.00	47	6,551,306.96	1.87
65.01 - 70.00	100	14,482,647.20	4.13
70.01 - 75.00	159	24,140,619.82	6.88
75.01 - 80.00	937	156,119,534.67	44.50
80.01 - 85.00	251	36,027,941.26	10.27
85.01 - 90.00	327	49,208,532.99	14.03
90.01 - 95.00	207	29,755,328.51	8.48
95.01 - 100.00	428	23,197,699.56	6.61
Total:	**2,547**	**$ 350,811,377.44**	**100.00**

(1) References to loan-to-value ratios are references to combined loan-to-value ratios with respect to second lien Mortgage Loans.

DESCRIPTION OF THE GROUP I COLLATERAL

FICO Score at Origination

Range of FICO Scores	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
500 - 519	90	$ 11,382,393.95	3.24
520 - 539	148	21,383,470.99	6.10
540 - 559	153	21,133,007.86	6.02
560 - 579	176	27,406,693.24	7.81
580 - 599	183	25,261,397.21	7.20
600 - 619	297	41,017,335.70	11.69
620 - 639	359	45,947,176.23	13.10
640 - 659	376	51,250,603.60	14.61
660 - 679	283	35,918,886.72	10.24
680 - 699	193	27,232,140.26	7.76
700 - 719	111	16,687,911.45	4.76
720 - 739	80	11,653,486.57	3.32
740 - 759	53	9,287,519.47	2.65
760 - 779	29	3,102,843.11	0.88
780 - 799	15	2,080,617.25	0.59
800 - 819	1	65,893.83	0.02
Total:	**2,547**	**$ 350,811,377.44**	**100.00**

DESCRIPTION OF THE GROUP I COLLATERAL

Geographic Distribution

State	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
California	1,106	$ 182,145,296.42	51.92
New York	99	17,927,319.55	5.11
Arizona	120	13,736,943.26	3.92
Florida	128	13,549,326.44	3.86
Pennsylvania	105	10,162,960.70	2.90
Virginia	80	10,026,268.89	2.86
Texas	97	9,440,493.13	2.69
Colorado	54	8,512,197.02	2.43
Michigan	89	8,430,707.34	2.40
Nevada	51	7,178,824.43	2.05
Illinois	45	6,835,577.44	1.95
Tennessee	58	6,234,394.69	1.78
New Jersey	44	6,077,581.56	1.73
Maryland	46	5,806,228.01	1.66
Massachusetts	34	5,517,686.26	1.57
Louisiana	56	5,127,830.96	1.46
Connecticut	22	3,174,648.91	0.90
North Carolina	30	3,074,642.51	0.88
Ohio	32	2,704,001.45	0.77
Washington	19	2,673,034.02	0.76
Wisconsin	19	2,554,229.93	0.73
Missouri	25	2,038,682.25	0.58
Minnesota	16	1,856,086.87	0.53
Montana	12	1,817,973.30	0.52
South Carolina	14	1,724,668.75	0.49
Indiana	19	1,439,489.14	0.41
Utah	14	1,381,165.31	0.39
New Hampshire	11	1,269,512.45	0.36
Mississippi	16	1,241,098.96	0.35
Oregon	10	1,162,816.83	0.33
Kansas	13	1,101,565.84	0.31
Oklahoma	16	1,020,260.40	0.29
Kentucky	11	736,465.55	0.21
Idaho	10	732,191.81	0.21
Rhode Island	7	729,828.67	0.21
Maine	5	398,478.32	0.11
Iowa	4	290,460.20	0.08
Nebraska	3	250,230.16	0.07
South Dakota	1	199,153.04	0.06
Delaware	2	167,973.18	0.05
Vermont	1	129,865.84	0.04
Arkansas	2	122,117.13	0.03
North Dakota	1	111,100.52	0.03
Total:	**2,547**	**$ 350,811,377.44**	**100.00**

DESCRIPTION OF THE GROUP I COLLATERAL

Occupancy Status

Occupancy Status	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Owner Occupied	2,306	$ 322,710,108.59	91.99
Non-Owner Occupied	207	24,220,364.00	6.90
Second Home	34	3,880,904.85	1.11
Total:	**2,547**	**$ 350,811,377.44**	**100.00**

Documentation Type

Program	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Full	1,386	$ 184,458,495.65	52.58
Streamlined Documentation	513	66,986,969.58	19.09
Stated Income	308	49,041,086.59	13.98
Limited Documentation	237	35,452,281.40	10.11
Alternative Documentation	103	14,872,544.22	4.24
Total:	**2,547**	**$ 350,811,377.44**	**100.00**

Loan Purpose

Purpose	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Refinance Cashout	1,128	$ 168,801,203.79	48.12
Purchase	1,215	154,266,062.19	43.97
Refinance No Cash Out	204	27,744,111.46	7.91
Total:	**2,547**	**$ 350,811,377.44**	**100.00**

Credit Grade

Risk Category	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
AA	1,078	$ 148,894,187.46	42.44
A	664	87,747,271.57	25.01
A-	193	26,781,587.99	7.63
B+	264	38,729,240.60	11.04
B	309	43,541,717.94	12.41
B-	1	14,835.68	0.00
C	38	5,102,536.20	1.45
Total:	**2,547**	**$ 350,811,377.44**	**100.00**

DESCRIPTION OF THE GROUP I COLLATERAL

Property Type

Property Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Single Family	1,857	$ 251,891,546.53	71.80
PUD	266	39,541,460.88	11.27
Condominium	279	35,626,494.25	10.16
2-4 Units	135	22,849,318.25	6.51
Manufactured Housing	10	902,557.53	0.26
Total:	**2,547**	**$ 350,811,377.44**	**100.00**

Prepayment Charge Term

Prepayment Charge Term at Origination (mos.)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0	333	$ 40,792,672.71	11.63
12	87	15,424,980.67	4.40
24	1,548	232,091,295.20	66.16
36	579	62,502,428.86	17.82
Total:	**2,547**	**$ 350,811,377.44**	**100.00**

Conforming Balance

Balance	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Conforming	2,547	$ 350,811,377.44	100.00
Total:	**2,547**	**$ 350,811,377.44**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

Collateral Summary

Statistics for the adjustable-rate and fixed-rate Group II Mortgage Loans listed below are based on the Statistical Calculation Date scheduled balances.

	Summary Statistics	Range (if applicable)
Number of Mortgage Loans:	1,030	
Aggregate Current Principal Balance:	$150,915,056.90	$14,983 - $381,840
Average Current Principal Balance:	$146,519.47	
Aggregate Original Principal Balance:	$151,241,622.00	
Average Original Principal Balance:	$146,836.53	$15,000 - $382,500
Fully Amortizing Mortgage Loans:	93.46%	
1st Lien:	93.42%	
Wtd. Avg. Gross Coupon :	7.882%	5.500% - 13.990%
Wtd. Avg. Original Term (months):	345	180 - 360
Wtd. Avg. Remaining Term (months):	342	170 - 359
Margin (ARMs Only) :	6.179%	4.500% - 10.000%
Maximum Interest Rate (ARMs Only) :	14.204%	12.000% - 17.490%
Minimum Interest Rate (ARMs Only):	7.705%	5.500% - 10.990%
Wtd. Avg. Original LTV [(1)]:	82.42%	29.30% - 100.00%
Wtd. Avg. Borrower FICO:	632	500 - 793
Geographic Distribution (Top 5):	CA 55.53%	
	NY 6.53%	
	TX 3.62%	
	AZ 3.37%	
	NJ 3.31%	

(1) References to loan-to-value ratios are references to combined loan-to-value ratios with respect to second lien Mortgage Loans.

DESCRIPTION OF THE GROUP II COLLATERAL

Collateral Type

Collateral Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
2 Yr Fixed --> 6Mo LIBOR	550	$ 101,013,840.29	66.93
3 Yr Fixed --> 6Mo LIBOR	30	5,925,730.44	3.93
5 Yr Fixed --> 6Mo LIBOR	32	6,323,259.85	4.19
Fixed	418	37,652,226.32	24.95
Total:	**1,030**	**$ 150,915,056.90**	**100.00**

Principal Balance at Origination

Range of Principal Balances at Origination ($)	Number of Mortgage Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
0.01 - 50,000.00	195	$ 6,650,337.00	4.40
50,000.01 - 100,000.00	176	12,681,430.00	8.38
100,000.01 - 150,000.00	162	20,483,596.00	13.54
150,000.01 - 200,000.00	188	33,113,792.00	21.89
200,000.01 - 250,000.00	164	36,995,737.00	24.46
250,000.01 - 300,000.00	106	28,806,510.00	19.05
300,000.01 - 350,000.00	34	10,655,550.00	7.05
350,000.01 - 400,000.00	5	1,854,670.00	1.23
Total:	**1,030**	**$ 151,241,622.00**	**100.00**

Remaining Principal Balance

Range of Remaining Principal Balances ($)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0.01 - 50,000.00	195	$ 6,640,920.80	4.40
50,000.01 - 100,000.00	176	12,654,313.72	8.39
100,000.01 - 150,000.00	163	20,587,935.00	13.64
150,000.01 - 200,000.00	187	32,887,561.32	21.79
200,000.01 - 250,000.00	164	36,918,608.30	24.46
250,000.01 - 300,000.00	106	28,741,732.06	19.04
300,000.01 - 350,000.00	34	10,632,635.03	7.05
350,000.01 - 400,000.00	5	1,851,350.67	1.23
Total:	**1,030**	**$ 150,915,056.90**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

Remaining Term

Range of Months Remaining	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
121 - 180	271	$ 12,438,921.04	8.24
181 - 240	2	206,542.46	0.14
301 - 360	757	138,269,593.40	91.62
Total:	**1,030**	**$ 150,915,056.90**	**100.00**

Mortgage Rate %

Range of Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
5.500 - 5.999	18	$ 3,561,101.08	2.36
6.000 - 6.499	16	3,418,957.25	2.27
6.500 - 6.999	189	37,914,480.65	25.12
7.000 - 7.499	93	18,071,206.78	11.97
7.500 - 7.999	207	37,902,352.75	25.12
8.000 - 8.499	62	10,295,417.60	6.82
8.500 - 8.999	124	18,033,599.61	11.95
9.000 - 9.499	35	3,979,778.59	2.64
9.500 - 9.999	63	7,754,005.80	5.14
10.000 - 10.499	15	987,096.78	0.65
10.500 - 10.999	40	2,434,331.97	1.61
11.000 - 11.499	111	4,534,630.69	3.00
11.500 - 11.999	10	362,145.59	0.24
12.000 - 12.499	8	295,038.42	0.20
12.500 - 12.999	19	644,802.79	0.43
13.000 - 13.499	17	574,120.94	0.38
13.500 - 13.999	3	151,989.61	0.10
Total:	**1,030**	**$ 150,915,056.90**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

Gross Margin %

Range of Gross Margins (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
4.500 - 4.999	49	$ 9,643,727.26	8.51
5.000 - 5.499	105	21,114,662.65	18.64
5.500 - 5.999	95	18,720,560.36	16.53
6.000 - 6.499	121	22,978,736.12	20.29
6.500 - 6.999	80	13,999,631.30	12.36
7.000 - 7.499	73	12,197,203.17	10.77
7.500 - 7.999	53	8,721,730.24	7.70
8.000 - 8.499	33	5,499,735.77	4.86
8.500 - 8.999	1	108,422.10	0.10
9.500 - 9.999	1	93,831.22	0.08
10.000 - 10.499	1	184,590.39	0.16
Total:	**612**	**$ 113,262,830.58**	**100.00**

Next Rate Adjustment

Month/Year Of Next Rate Adjustment	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
2004-11	2	$ 338,294.86	0.30
2004-12	9	1,424,483.46	1.26
2005-01	40	7,643,495.46	6.75
2005-02	282	52,153,700.39	46.05
2005-03	216	39,318,032.79	34.71
2005-04	1	135,833.33	0.12
2005-12	2	500,971.36	0.44
2006-01	3	521,346.74	0.46
2006-02	11	2,145,767.43	1.89
2006-03	14	2,757,644.91	2.43
2008-01	4	630,543.56	0.56
2008-02	19	3,902,968.32	3.45
2008-03	9	1,789,747.97	1.58
Total:	**612**	**$ 113,262,830.58**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

Maximum Rate %

Range of Maximum Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
12.000 - 12.499	18	$ 3,561,101.08	3.14
12.500 - 12.999	15	3,426,021.49	3.02
13.000 - 13.499	125	25,621,359.23	22.62
13.500 - 13.999	75	14,716,110.48	12.99
14.000 - 14.499	168	31,612,119.91	27.91
14.500 - 14.999	49	8,515,330.44	7.52
15.000 - 15.499	89	15,024,395.24	13.27
15.500 - 15.999	22	3,243,648.83	2.86
16.000 - 16.499	37	5,870,606.71	5.18
16.500 - 16.999	7	789,603.10	0.70
17.000 - 17.499	7	882,534.07	0.78
Total:	**612**	**$ 113,262,830.58**	**100.00**

Minimum Rate %

Range of Minimum Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
5.500 - 5.999	18	$ 3,561,101.08	3.14
6.000 - 6.499	13	2,853,495.62	2.52
6.500 - 6.999	128	26,287,152.03	23.21
7.000 - 7.499	74	14,508,983.57	12.81
7.500 - 7.999	169	31,871,032.79	28.14
8.000 - 8.499	50	8,559,147.44	7.56
8.500 - 8.999	88	14,971,728.83	13.22
9.000 - 9.499	21	2,989,619.34	2.64
9.500 - 9.999	39	6,218,467.42	5.49
10.000 - 10.499	5	559,568.39	0.49
10.500 - 10.999	7	882,534.07	0.78
Total:	**612**	**$ 113,262,830.58**	**100.00**

Initial Periodic Cap %

Initial Periodic Cap (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
1.500	550	$ 101,013,840.29	89.19
3.000	62	12,248,990.29	10.81
Total:	**612**	**$ 113,262,830.58**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

Original Loan-to-Value Ratios[1]

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
<= 30.00	1	$ 146,202.55	0.10
35.01 - 40.00	1	44,955.56	0.03
40.01 - 45.00	6	853,850.07	0.57
45.01 - 50.00	6	951,184.05	0.63
50.01 - 55.00	6	1,228,032.17	0.81
55.01 - 60.00	13	1,749,099.74	1.16
60.01 - 65.00	24	3,542,398.59	2.35
65.01 - 70.00	39	6,728,251.98	4.46
70.01 - 75.00	47	8,887,409.12	5.89
75.01 - 80.00	355	66,555,905.52	44.10
80.01 - 85.00	71	14,083,349.80	9.33
85.01 - 90.00	114	20,379,023.45	13.50
90.01 - 95.00	105	13,839,005.89	9.17
95.01 - 100.00	242	11,926,388.41	7.90
Total:	**1,030**	**$ 150,915,056.90**	**100.00**

(1) References to loan-to-value ratios are references to combined loan-to-value ratios with respect to second lien Mortgage Loans.

FICO Score at Origination

Range of FICO Scores	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
500 - 519	17	$ 2,948,331.26	1.95
520 - 539	50	8,396,415.10	5.56
540 - 559	45	7,571,229.63	5.02
560 - 579	58	9,114,723.53	6.04
580 - 599	90	14,406,591.98	9.55
600 - 619	115	16,793,775.79	11.13
620 - 639	140	21,152,918.94	14.02
640 - 659	184	24,934,896.39	16.52
660 - 679	99	14,550,499.90	9.64
680 - 699	100	13,516,804.40	8.96
700 - 719	59	7,580,635.43	5.02
720 - 739	33	4,693,652.26	3.11
740 - 759	22	1,997,348.97	1.32
760 - 779	15	2,657,697.39	1.76
780 - 799	3	599,535.93	0.40
Total:	**1,030**	**$ 150,915,056.90**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

Geographic Distribution

State	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
California	511	$ 83,798,549.46	55.53
New York	54	9,859,034.74	6.53
Texas	49	5,467,889.32	3.62
Arizona	39	5,093,349.40	3.37
New Jersey	35	4,988,848.84	3.31
Florida	29	4,185,555.24	2.77
Virginia	26	3,107,872.95	2.06
Maryland	22	3,068,503.92	2.03
Colorado	24	3,011,758.24	2.00
Nevada	25	2,919,235.67	1.93
Tennessee	26	2,788,060.96	1.85
Massachusetts	16	2,645,300.06	1.75
Michigan	20	2,563,100.14	1.70
Pennsylvania	20	2,114,836.03	1.40
Illinois	14	1,896,638.00	1.26
Louisiana	20	1,565,926.21	1.04
Connecticut	9	1,497,854.85	0.99
North Carolina	15	1,353,867.83	0.90
Montana	7	955,030.73	0.63
Minnesota	6	905,126.60	0.60
Indiana	7	835,290.12	0.55
Missouri	5	769,062.69	0.51
Washington	5	739,502.20	0.49
Ohio	6	729,767.25	0.48
Oklahoma	4	475,443.57	0.32
Utah	4	428,986.98	0.28
Kansas	4	405,313.17	0.27
Arkansas	2	394,389.08	0.26
New Hampshire	3	392,272.80	0.26
South Carolina	4	357,856.09	0.24
Idaho	3	356,239.21	0.24
New Mexico	3	312,362.51	0.21
Wisconsin	4	309,269.39	0.20
Kentucky	3	284,941.13	0.19
Mississippi	2	156,684.43	0.10
Oregon	3	151,386.72	0.10
Rhode Island	1	29,950.37	0.02
Total:	**1,030**	**$ 150,915,056.90**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

Occupancy Status

Occupancy Status	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Owner Occupied	956	$ 139,918,303.73	92.71
Non-Owner Occupied	57	9,088,436.25	6.02
Second Home	17	1,908,316.92	1.26
Total:	**1,030**	**$ 150,915,056.90**	**100.00**

Documentation Type

Program	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Full	518	$ 78,316,409.55	51.89
Streamlined Documentation	267	31,205,210.22	20.68
Stated Income	124	23,376,500.60	15.49
Limited Documentation	84	12,543,340.10	8.31
Alternative Documentation	37	5,473,596.43	3.63
Total:	**1,030**	**$ 150,915,056.90**	**100.00**

Loan Purpose

Purpose	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Refinance Cashout	418	$ 69,940,520.50	46.34
Purchase	520	65,349,463.99	43.30
Refinance No Cash Out	92	15,625,072.41	10.35
Total:	**1,030**	**$ 150,915,056.90**	**100.00**

Credit Grade

Risk Category	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
AA	490	$ 67,403,477.27	44.66
A	261	37,831,344.72	25.07
A-	89	13,860,767.17	9.18
B+	92	15,124,885.46	10.02
B	85	14,344,035.78	9.50
C	13	2,350,546.50	1.56
Total:	**1,030**	**$ 150,915,056.90**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

Property Type

Property Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Single Family Residence	741	$ 106,845,351.37	70.80
PUD	114	16,366,093.24	10.84
Condominium	109	14,538,724.64	9.63
2-4 Family	65	13,057,065.23	8.65
Manufactured Housing	1	107,822.42	0.07
Total:	**1,030**	**$ 150,915,056.90**	**100.00**

Prepayment Charge Term

Prepayment Charge Term at Origination (mos.)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0	180	$ 20,464,976.01	13.56
12	40	6,941,875.42	4.60
18	1	129,194.97	0.09
24	550	89,429,310.03	59.26
36	259	33,949,700.47	22.50
Total:	**1,030**	**$ 150,915,056.90**	**100.00**

Conforming Balance

Balance	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Conforming	1,030	$ 150,915,056.90	100.00
Total:	**1,030**	**$ 150,915,056.90**	**100.00**

DESCRIPTION OF THE GROUP III COLLATERAL

Collateral Summary

Statistics for the adjustable-rate and fixed-rate Group III Mortgage Loans listed below are based on the Statistical Calculation Date scheduled balances.

	Summary Statistics	Range (if applicable)
Number of Mortgage Loans:	1,020	
Aggregate Current Principal Balance:	$248,768,670.61	
Average Current Principal Balance:	$243,890.85	$14,993 - $711,385
Aggregate Original Principal Balance:	$249,319,877.60	
Average Original Principal Balance:	$244,431.25	$15,000 - $713,800
Fully Amortizing Mortgage Loans:	87.11%	
1st Lien:	86.96%	
Wtd. Avg. Gross Coupon :	7.750%	5.500% - 13.990%
Wtd. Avg. Original Term (months):	334	180 – 360
Wtd. Avg. Remaining Term (months):	331	171 - 359
Margin (ARMs Only) :	5.921%	4.125% - 9.000%
Maximum Interest Rate (ARMs Only) :	13.801%	12.000% - 17.115%
Minimum Interest Rate (ARMs Only):	7.303%	5.500% - 10.615%
Wtd. Avg. Original LTV [(1)]:	82.60%	34.80% - 100.00%
Wtd. Avg. Borrower FICO:	650	507 – 790
Geographic Distribution (Top 5):	CA 69.06%	
	NY 6.76%	
	FL 3.13%	
	TX 2.43%	
	VA 2.08%	

(1) References to loan-to-value ratios are references to combined loan-to-value ratios with respect to second lien Mortgage Loans.

DESCRIPTION OF THE GROUP III COLLATERAL

Collateral Type

Collateral Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
2 Yr Fixed --> 6Mo LIBOR	333	$ 140,552,658.10	56.50
3 Yr Fixed --> 6Mo LIBOR	28	11,677,070.82	4.69
5 Yr Fixed --> 6Mo LIBOR	32	13,341,987.66	5.36
6 Month LIBOR	1	335,446.47	0.13
Fixed	626	82,861,507.56	33.31
Total:	**1,020**	**$ 248,768,670.61**	**100.00**

Principal Balance at Origination

Range of Principal Balances at Origination ($)	Number of Mortgage Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
0.01 - 50,000.00	86	$ 2,977,542.60	1.19
50,000.01 - 100,000.00	281	20,925,669.00	8.39
100,000.01 - 150,000.00	115	14,432,842.00	5.79
150,000.01 - 200,000.00	43	7,559,969.00	3.03
200,000.01 - 250,000.00	21	4,811,255.00	1.93
250,000.01 - 300,000.00	15	4,102,612.00	1.65
300,000.01 - 350,000.00	106	35,656,752.00	14.30
350,000.01 - 400,000.00	141	53,211,106.00	21.34
400,000.01 - 450,000.00	62	26,189,625.00	10.50
450,000.01 - 500,000.00	82	39,433,974.00	15.82
500,000.01 - 550,000.00	25	13,200,406.00	5.29
550,000.01 - 600,000.00	21	12,170,625.00	4.88
600,000.01 - 650,000.00	9	5,678,000.00	2.28
650,000.01 - 700,000.00	9	6,129,000.00	2.46
700,000.01 – 750,000.00	4	2,840,500.00	1.14
Total:	**1,020**	**$ 249,319,877.60**	**100.00**

DESCRIPTION OF THE GROUP III COLLATERAL

Remaining Principal Balance

Range of Remaining Principal Balances ($)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0.01 - 50,000.00	86	$ 2,973,053.13	1.20
50,000.01 - 100,000.00	281	20,889,432.82	8.40
100,000.01 - 150,000.00	115	14,406,085.86	5.79
150,000.01 - 200,000.00	44	7,740,870.85	3.11
200,000.01 - 250,000.00	21	4,845,290.98	1.95
250,000.01 - 300,000.00	14	3,841,926.87	1.54
300,000.01 - 350,000.00	107	35,932,449.61	14.44
350,000.01 - 400,000.00	142	53,544,853.63	21.52
400,000.01 - 450,000.00	61	25,785,752.33	10.37
450,000.01 - 500,000.00	81	38,894,668.91	15.63
500,000.01 - 550,000.00	25	13,163,001.10	5.29
550,000.01 - 600,000.00	21	12,142,468.29	4.88
600,000.01 - 650,000.00	9	5,659,921.26	2.28
650,000.01 - 700,000.00	9	6,116,244.45	2.46
700,000.01 - 750,000.00	4	2,832,650.52	1.14
Total:	**1,020**	**$ 248,768,670.61**	**100.00**

Remaining Term

Range of Months Remaining	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
121 - 180	438	$ 36,206,689.79	14.55
181 - 240	3	424,529.08	0.17
301 - 360	579	212,137,451.74	85.27
Total:	**1,020**	**$ 248,768,670.61**	**100.00**

DESCRIPTION OF THE GROUP III COLLATERAL

Mortgage Rate %

Range of Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
5.500 - 5.999	32	$ 12,946,044.55	5.20
6.000 - 6.499	38	13,904,178.74	5.59
6.500 - 6.999	219	75,281,605.64	30.26
7.000 - 7.499	70	28,906,219.60	11.62
7.500 - 7.999	133	48,153,702.81	19.36
8.000 - 8.499	35	12,340,176.62	4.96
8.500 - 8.999	90	21,293,884.87	8.56
9.000 - 9.499	24	3,458,938.44	1.39
9.500 - 9.999	62	6,390,422.27	2.57
10.000 - 10.499	35	4,138,950.44	1.66
10.500 - 10.999	68	6,079,210.15	2.44
11.000 - 11.499	167	12,694,674.40	5.10
11.500 - 11.999	12	996,486.83	0.40
12.000 - 12.499	8	500,739.15	0.20
12.500 - 12.999	15	809,590.70	0.33
13.000 - 13.499	8	505,110.29	0.20
13.500 - 13.999	4	368,735.11	0.15
Total:	**1,020**	**$ 248,768,670.61**	**100.00**

Gross Margin %

Range of Gross Margins (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
4.000 - 4.499	5	$ 2,252,622.50	1.36
4.500 - 4.999	43	19,368,168.52	11.67
5.000 - 5.499	78	33,386,013.04	20.12
5.500 - 5.999	90	38,849,592.98	23.42
6.000 - 6.499	57	23,524,975.47	14.18
6.500 - 6.999	63	25,723,811.65	15.50
7.000 - 7.499	29	11,773,846.76	7.10
7.500 - 7.999	17	6,174,856.44	3.72
8.000 - 8.499	10	4,137,332.83	2.49
8.500 - 8.999	1	341,605.03	0.21
9.000 - 9.499	1	374,337.83	0.23
Total:	**394**	**$ 165,907,163.05**	**100.00**

DESCRIPTION OF THE GROUP III COLLATERAL

Next Rate Adjustment

Month/Year Of Next Rate Adjustment	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
2003-09	1	$ 335,446.47	0.20
2004-08	1	453,215.44	0.27
2004-09	1	457,967.68	0.28
2004-10	1	710,014.03	0.43
2004-11	3	1,276,770.67	0.77
2004-12	5	1,917,628.76	1.16
2005-01	18	7,298,621.53	4.40
2005-02	161	68,144,788.43	41.07
2005-03	143	60,293,651.56	36.34
2006-01	3	1,619,726.17	0.98
2006-02	11	4,457,737.37	2.69
2006-03	14	5,599,607.28	3.38
2008-01	2	829,517.10	0.50
2008-02	17	7,036,216.97	4.24
2008-03	13	5,476,253.59	3.30
Total:	**394**	**$ 165,907,163.05**	**100.00**

Maximum Rate %

Range of Maximum Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
12.000 - 12.499	29	$ 11,972,943.69	7.22
12.500 - 12.999	25	11,209,193.71	6.76
13.000 - 13.499	123	53,022,969.45	31.96
13.500 - 13.999	49	21,153,967.05	12.75
14.000 - 14.499	98	40,246,769.50	24.26
14.500 - 14.999	23	9,553,942.05	5.76
15.000 - 15.499	35	14,206,821.18	8.56
15.500 - 15.999	4	1,521,130.64	0.92
16.000 - 16.499	3	1,277,024.49	0.77
16.500 - 16.999	4	1,410,790.82	0.85
17.000 - 17.499	1	331,610.47	0.20
Total:	**394**	**$ 165,907,163.05**	**100.00**

DESCRIPTION OF THE GROUP III COLLATERAL

Minimum Rate %

Range of Minimum Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
5.500 - 5.999	30	$ 12,563,205.61	7.57
6.000 - 6.499	24	10,618,931.79	6.40
6.500 - 6.999	123	52,971,562.51	31.93
7.000 - 7.499	48	20,685,386.36	12.47
7.500 - 7.999	98	40,327,306.02	24.31
8.000 - 8.499	24	9,993,393.16	6.02
8.500 - 8.999	35	14,206,821.18	8.56
9.000 - 9.499	4	1,521,130.64	0.92
9.500 - 9.999	3	1,277,024.49	0.77
10.000 - 10.499	4	1,410,790.82	0.85
10.500 - 10.999	1	331,610.47	0.20
Total:	**394**	**$ 165,907,163.05**	**100.00**

Initial Periodic Cap %

Initial Periodic Cap (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
1.000	1	$ 335,446.47	0.20
1.500	333	140,552,658.10	84.72
3.000	60	25,019,058.48	15.08
Total:	**394**	**$ 165,907,163.05**	**100.00**

DESCRIPTION OF THE GROUP III COLLATERAL

Original Loan-to-Value Ratios[1]

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
30.01 - 35.00	2	$ 115,420.28	0.05
40.01 - 45.00	4	1,249,343.02	0.50
45.01 - 50.00	5	1,086,583.84	0.44
50.01 - 55.00	6	1,299,271.30	0.52
55.01 - 60.00	8	2,551,228.00	1.03
60.01 - 65.00	14	4,376,429.78	1.76
65.01 - 70.00	43	16,671,759.50	6.70
70.01 - 75.00	54	19,558,410.87	7.86
75.01 - 80.00	276	102,928,979.47	41.38
80.01 - 85.00	51	17,233,046.40	6.93
85.01 - 90.00	124	35,830,166.01	14.40
90.01 - 95.00	73	15,724,717.59	6.32
95.01 - 100.00	360	30,143,314.55	12.12
Total:	**1,020**	**$ 248,768,670.61**	**100.00**

(1) References to loan-to-value ratios are references to combined loan-to-value ratios with respect to second lien Mortgage Loans.

FICO Score at Origination

Range of FICO Scores	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
500 - 519	11	$ 3,420,252.32	1.37
520 - 539	18	6,133,682.25	2.47
540 - 559	17	5,523,602.46	2.22
560 - 579	35	9,813,001.46	3.94
580 - 599	65	19,915,444.46	8.01
600 - 619	99	27,094,510.09	10.89
620 - 639	140	34,000,583.30	13.67
640 - 659	170	36,807,251.82	14.80
660 - 679	137	30,970,654.41	12.45
680 - 699	119	25,258,097.60	10.15
700 - 719	88	20,411,860.29	8.21
720 - 739	49	12,708,271.56	5.11
740 - 759	39	8,262,382.64	3.32
760 - 779	16	4,065,509.23	1.63
780 - 799	17	4,383,566.72	1.76
Total:	**1,020**	**$ 248,768,670.61**	**100.00**

DESCRIPTION OF THE GROUP III COLLATERAL

Geographic Distribution

State	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
California	698	$ 171,801,099.52	69.06
New York	51	16,815,415.17	6.76
Florida	30	7,774,774.73	3.13
Texas	32	6,056,355.56	2.43
Virginia	20	5,172,142.28	2.08
Arizona	22	5,011,211.33	2.01
Colorado	19	4,453,373.55	1.79
New Jersey	15	4,085,286.89	1.64
Massachusetts	10	3,578,671.87	1.44
Maryland	10	2,767,432.90	1.11
Nevada	16	2,703,616.43	1.09
Pennsylvania	16	2,419,779.03	0.97
Illinois	7	2,378,934.13	0.96
Tennessee	6	1,739,210.75	0.70
Louisiana	15	1,675,935.04	0.67
Connecticut	7	1,538,695.50	0.62
Washington	5	1,172,224.12	0.47
North Carolina	6	1,154,213.22	0.46
Ohio	5	982,006.66	0.39
Kansas	3	949,133.58	0.38
Indiana	3	813,880.95	0.33
Michigan	5	796,969.45	0.32
Utah	3	606,404.91	0.24
New Hampshire	1	573,709.20	0.23
South Carolina	3	566,352.44	0.23
Wisconsin	2	507,435.75	0.20
Oklahoma	2	252,931.84	0.10
Rhode Island	1	118,856.60	0.05
Kentucky	2	82,925.68	0.03
Minnesota	1	77,268.10	0.03
Montana	1	55,285.62	0.02
Missouri	2	54,867.04	0.02
Idaho	1	32,270.77	0.01
Total:	**1,020**	**$ 248,768,670.61**	**100.00**

Occupancy Status

Occupancy Status	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Owner Occupied	986	$ 237,137,889.89	95.32
Non-Owner Occupied	18	6,683,041.72	2.69
Second Home	16	4,947,739.00	1.99
Total:	**1,020**	**$ 248,768,670.61**	**100.00**

DESCRIPTION OF THE GROUP III COLLATERAL

Documentation Type

Program	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Full	447	$ 103,512,228.71	41.61
Streamline Documentation	262	44,387,606.56	17.84
Limited Documentation	140	43,281,412.81	17.40
Stated Income	120	38,198,680.67	15.36
Alternative Documentation	51	19,388,741.86	7.79
Total:	**1,020**	**$ 248,768,670.61**	**100.00**

Loan Purpose

Purpose	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Purchase	554	$ 115,263,623.43	46.33
Refinance Cashout	383	111,345,643.64	44.76
Refinance No Cash Out	83	22,159,403.54	8.91
Total:	**1,020**	**$ 248,768,670.61**	**100.00**

Credit Grade

Risk Category	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
AA	601	$ 134,757,964.54	54.17
A	255	64,066,293.37	25.75
A-	71	21,067,077.44	8.47
B+	50	14,789,568.07	5.95
B	42	13,713,429.36	5.51
C	1	374,337.83	0.15
Total:	**1,020**	**$ 248,768,670.61**	**100.00**

Property Type

Property Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Single Family Residence	753	$ 185,729,417.69	74.66
PUD	157	41,602,843.16	16.72
Condominium	77	14,333,812.33	5.76
2-4 Family	31	6,952,379.97	2.79
Manufactured Housing	2	150,217.46	0.06
Total:	**1,020**	**$ 248,768,670.61**	**100.00**

DESCRIPTION OF THE GROUP III COLLATERAL

Prepayment Charge Term

Prepayment Charge Term at Origination (mos.)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0	192	$ 45,296,523.39	18.21
12	64	19,924,015.06	8.01
24	424	121,464,338.10	48.83
36	310	57,061,101.59	22.94
60	30	5,022,692.47	2.02
Total:	**1,020**	**$ 248,768,670.61**	**100.00**

Conforming Balance

Balance	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Conforming	261	$ 28,651,307.25	11.52
Non-conforming	759	220,117,363.36	88.48
Total:	**1,020**	**$ 248,768,670.61**	**100.00**

Sensitivity Analysis

To Optional Termination

Class A-1 Certificates

Pricing Speed	50%	75%	**100%**	125%	150%
WAL (yrs)	4.42	3.06	2.28	1.73	1.35
Principal Window	Jun03 - Jan16	Jun03 – Jan12	Jun03 - Oct09	Jun03 - May08	Jun03 - Apr06

Class A-2 Certificates

Pricing Speed	50%	75%	**100%**	125%	150%
WAL (yrs)	4.52	3.13	2.34	1.78	1.38
Principal Window	Jun03 - Jan16	Jun03 - Jan12	Jun03 - Oct09	Jun03 - May08	Jun03 - May06

Class A-3 Certificates

Pricing Speed	50%	75%	**100%**	125%	150%
WAL (yrs)	4.62	3.20	2.40	1.84	1.40
Principal Window	Jun03 - Jan16	Jun03 - Jan12	Jun03 - Oct09	Jun03 - May08	Jun03 - May06

Class M-1 Certificates

Pricing Speed	50%	75%	**100%**	125%	150%
WAL (yrs)	8.43	5.75	4.57	4.29	4.07
Principal Window	Jul07 - Jan16	Jun06 - Jan12	Sep06 - Oct09	Jan07 - May08	May06 - Jun07

Class M-2 Certificates

Pricing Speed	50%	75%	**100%**	125%	150%
WAL (yrs)	8.43	5.74	4.47	3.93	3.84
Principal Window	Jul07 - Jan16	Jun06 - Jan12	Jul06 - Oct09	Sep06 - May08	Nov06 - Jun07

Class M-3 Certificates

Pricing Speed	50%	75%	**100%**	125%	150%
WAL (yrs)	8.43	5.74	4.43	3.79	3.52
Principal Window	Jul07 - Jan16	Jun06 - Jan12	Jun06 - Oct09	Jul06 - May08	Aug06 - Jun07

Class MV-4 Certificates

Pricing Speed	50%	75%	**100%**	125%	150%
WAL (yrs)	8.24	5.61	4.32	3.67	3.34
Principal Window	Jul07 - Jan16	Jun06 - Jan12	Jun06 - Oct09	Jun06 - May08	Jun06 - Jun07

Class MF-4 Certificates Priced @ 94.0000%

Pricing Speed	50%	75%	**100%**	125%	150%
Yield (%)	7.5437	7.8767	8.1840	8.4173	8.5670
WAL (yrs)	8.24	5.61	4.32	3.67	3.34
MD (yrs)	5.93	4.40	3.56	3.11	2.87
Principal Window	Jul07 - Jan16	Jun06 - Jan12	Jun06 - Oct09	Jun06 - May08	Jun06 - Jun07

Sensitivity Analysis
To Maturity

Class A-1 Certificates

Pricing Speed	50%	75%	**100%**	125%	150%
WAL (yrs)	4.70	3.27	2.45	1.85	1.35
Principal Window	Jun03 - Nov27	Jun03 - May21	Jun03 - Jun17	Jun03 - Jun14	Jun03 - Apr06

Class A-2 Certificates

Pricing Speed	50%	75%	**100%**	125%	150%
WAL (yrs)	4.84	3.38	2.54	1.94	1.38
Principal Window	Jun03 - May28	Jun03 - Feb22	Jun03 - Feb18	Jun03 - Mar15	Jun03 - May06

Class A-3 Certificates

Pricing Speed	50%	75%	**100%**	125%	150%
WAL (yrs)	4.94	3.48	2.63	2.02	1.40
Principal Window	Jun03 - May28	Jun03 - Mar22	Jun03 - Feb18	Jun03 - Oct15	Jun03 - May06

Class M-1 Certificates

Pricing Speed	50%	75%	**100%**	125%	150%
WAL (yrs)	9.14	6.33	5.03	4.65	5.69
Principal Window	Jul07 - Dec24	Jun06 - Oct18	Sep06 - Feb16	Jan07 - May13	May06 - Nov12

Class M-2 Certificates

Pricing Speed	50%	75%	**100%**	125%	150%
WAL (yrs)	9.03	6.26	4.86	4.23	4.08
Principal Window	Jul07 - Aug22	Jun06 - Aug17	Jul06 - Jan14	Sep06 - Sep11	Nov06 - Feb10

Class M-3 Certificates

Pricing Speed	50%	75%	**100%**	125%	150%
WAL (yrs)	8.81	6.06	4.67	3.98	3.67
Principal Window	Jul07 - Nov19	Jun06 - Jun15	Jun06 - May12	Jul06 - May10	Aug06 - Jan09

Class MV-4 Certificates

Pricing Speed	50%	75%	**100%**	125%	150%
WAL (yrs)	8.27	5.63	4.33	3.68	3.35
Principal Window	Jul07 - Jan17	Jun06 - Sep12	Jun06 - Apr10	Jun06 - Oct08	Jun06 - Sep07

Class MF-4 Certificates Priced @ 94.0000%

Pricing Speed	50%	75%	**100%**	125%	150%
Yield (%)	7.5428	7.8749	8.1811	8.4135	8.5639
WAL (yrs)	8.27	5.63	4.33	3.68	3.35
MD (yrs)	5.94	4.41	3.57	3.12	2.88
Principal Window	Jul07 - Jan17	Jun06 - Sep12	Jun06 - Apr10	Jun06 - Oct08	Jun06 - Sep07

Net WAC Cap (%) for Class A-1 Certificates

Period	NWC(1)	NWC(2)	Period	NWC(1)	NWC(2)
1	7.85	7.85	40	7.17	10.36
2	7.33	7.33	41	7.41	10.71
3	7.09	7.09	42	7.18	10.36
4	7.09	7.09	43	7.42	10.69
5	7.33	7.33	44	7.19	10.34
6	7.09	7.09	45	7.19	10.34
7	7.33	7.33	46	7.96	12.21
8	7.09	7.09	47	7.20	11.03
9	7.09	7.09	48	7.44	11.38
10	7.58	7.58	49	7.20	11.01
11	7.09	7.09	50	7.45	11.37
12	7.33	7.33	51	7.21	10.99
13	7.10	7.10	52	7.21	11.66
14	7.33	7.33	53	7.46	12.05
15	7.10	7.10	54	7.22	11.65
16	7.10	7.10	55	7.46	12.03
17	7.34	7.34	56	7.23	11.63
18	7.11	7.11	57	7.23	11.62
19	7.35	7.35	58	7.74	12.58
20	7.11	7.11	59	7.25	11.76
21	7.12	7.12	60	7.49	12.14
22	7.88	9.06	61	7.25	11.74
23	7.12	8.19	62	7.50	12.12
24	7.36	8.47	63	7.26	11.72
25	7.13	8.19	64	7.27	11.75
26	7.37	8.47	65	7.51	12.13
27	7.13	8.19	66	7.27	11.73
28	7.14	8.89	67	7.52	12.11
29	7.38	9.20	68	7.28	11.70
30	7.14	8.90	69	7.29	11.69
31	7.38	9.19	70	8.07	12.98
32	7.15	8.89	71	7.29	11.71
33	7.15	8.89	72	7.54	12.09
34	7.92	10.70	73	7.30	11.69
35	7.16	9.67	74	7.55	12.07
36	7.40	9.99	75	7.31	11.66
37	7.16	9.66	76	7.31	11.70
38	7.40	9.98	77	7.56	12.07
39	7.17	9.66			

(1) Assumes 6mLIBOR remains constant at 1.30% and the cashflows are run to Optional Termination at the pricing speed.
(2) Assumes 6mLIBOR increases to a level beyond the maximum allowable under the Mortgage Loans and cashflows are run to Optional Termination at the pricing speed.

Net WAC Cap (%) for Class A-2 Certificates

Period	NWC(1)	NWC(2)	Period	NWC(1)	NWC(2)
1	7.89	7.89	40	7.19	9.93
2	7.36	7.36	41	7.43	10.25
3	7.12	7.12	42	7.19	9.91
4	7.12	7.12	43	7.43	10.23
5	7.36	7.36	44	7.20	9.89
6	7.13	7.13	45	7.20	9.88
7	7.36	7.36	46	7.97	11.59
8	7.13	7.13	47	7.20	10.46
9	7.13	7.13	48	7.45	10.79
10	7.62	7.62	49	7.21	10.43
11	7.13	7.13	50	7.45	10.77
12	7.37	7.37	51	7.21	10.41
13	7.13	7.13	52	7.22	10.97
14	7.37	7.37	53	7.46	11.32
15	7.13	7.13	54	7.22	10.94
16	7.13	7.13	55	7.47	11.29
17	7.37	7.37	56	7.23	10.91
18	7.14	7.14	57	7.23	10.89
19	7.38	7.38	58	7.74	11.74
20	7.14	7.14	59	7.24	10.98
21	7.14	7.14	60	7.49	11.32
22	7.91	8.95	61	7.25	10.94
23	7.15	8.08	62	7.49	11.29
24	7.39	8.35	63	7.25	10.91
25	7.15	8.08	64	7.26	10.92
26	7.39	8.35	65	7.50	11.27
27	7.16	8.08	66	7.26	10.89
28	7.16	8.68	67	7.51	11.23
29	7.40	8.97	68	7.27	10.86
30	7.16	8.68	69	7.27	10.84
31	7.40	8.96	70	8.05	12.01
32	7.17	8.67	71	7.27	10.83
33	7.17	8.66	72	7.52	11.18
34	7.94	10.36	73	7.28	10.80
35	7.18	9.35	74	7.53	11.14
36	7.42	9.66	75	7.29	10.77
37	7.18	9.34	76	7.29	10.78
38	7.42	9.64	77	7.53	11.12
39	7.19	9.32			

(1) Assumes 6mLIBOR remains constant at 1.30% and the cashflows are run to Optional Termination at the pricing speed.
(2) Assumes 6mLIBOR increases to a level beyond the maximum allowable under the Mortgage Loans, the cashflows are run to Optional Termination at the pricing speed.

Net WAC Cap (%) for Class A-3 Certificates

Period	NWC[1]	NWC[2]
1	7.75	7.75
2	7.23	7.23
3	7.00	7.00
4	7.00	7.00
5	7.23	7.23
6	7.00	7.00
7	7.23	7.23
8	7.00	7.00
9	7.00	7.00
10	7.48	7.48
11	7.00	7.00
12	7.24	7.24
13	7.00	7.01
14	7.24	7.24
15	7.01	7.01
16	7.02	7.02
17	7.25	7.26
18	7.02	7.03
19	7.26	7.27
20	7.03	7.04
21	7.04	7.04
22	7.80	8.66
23	7.05	7.83
24	7.29	8.09
25	7.06	7.83
26	7.30	8.09
27	7.06	7.83
28	7.07	8.33
29	7.31	8.61
30	7.08	8.33
31	7.32	8.61
32	7.09	8.33
33	7.09	8.32
34	7.86	9.80
35	7.11	8.93
36	7.35	9.22
37	7.12	8.92
38	7.36	9.21
39	7.13	8.91
40	7.13	9.38
41	7.38	9.72
42	7.14	9.40
43	7.39	9.70
44	7.15	9.38
45	7.16	9.37
46	7.93	10.88
47	7.17	9.84
48	7.41	10.16
49	7.18	9.82
50	7.42	10.14
51	7.19	9.80
52	7.19	10.24
53	7.44	10.59
54	7.20	10.23
55	7.45	10.56
56	7.21	10.20
57	7.22	10.19
58	7.74	11.00
59	7.24	10.30
60	7.49	10.62
61	7.25	10.27
62	7.50	10.59
63	7.26	10.23
64	7.27	10.25
65	7.52	10.58
66	7.28	10.23
67	7.53	10.55
68	7.29	10.20
69	7.29	10.18
70	8.08	11.29
71	7.30	10.18
72	7.55	10.51
73	7.31	10.15
74	7.56	10.48
75	7.32	10.12
76	7.33	10.14
77	7.58	10.46

(1) Assumes 6mLIBOR remains constant at 1.30% and the cashflows are run to Optional Termination at the pricing speed.
(2) Assumes 6mLIBOR increases to a level beyond the maximum allowable under the Mortgage Loans, the cashflows are run to Optional Termination at the pricing speed.

Net WAC Cap (%) for Class M Certificates [1]

Period	NWC[2]	NWC[3]	Period	NWC[2]	NWC[3]
1	7.82	7.82	40	7.16	9.95
2	7.30	7.30	41	7.41	10.29
3	7.07	7.07	42	7.17	9.95
4	7.07	7.07	43	7.41	10.27
5	7.30	7.30	44	7.18	9.93
6	7.07	7.07	45	7.18	9.92
7	7.30	7.30	46	7.95	11.62
8	7.07	7.07	47	7.19	10.50
9	7.07	7.07	48	7.43	10.83
10	7.56	7.56	49	7.20	10.47
11	7.07	7.07	50	7.44	10.81
12	7.31	7.31	51	7.20	10.45
13	7.07	7.07	52	7.21	11.02
14	7.31	7.31	53	7.45	11.38
15	7.08	7.08	54	7.21	11.00
16	7.08	7.08	55	7.46	11.36
17	7.32	7.32	56	7.22	10.98
18	7.09	7.09	57	7.23	10.96
19	7.33	7.33	58	7.74	11.85
20	7.09	7.09	59	7.25	11.08
21	7.10	7.10	60	7.49	11.43
22	7.86	8.90	61	7.25	11.05
23	7.10	8.05	62	7.50	11.40
24	7.34	8.32	63	7.26	11.02
25	7.11	8.05	64	7.26	11.04
26	7.35	8.32	65	7.51	11.40
27	7.11	8.05	66	7.27	11.01
28	7.12	8.66	67	7.52	11.37
29	7.36	8.96	68	7.28	10.98
30	7.12	8.67	69	7.28	10.97
31	7.37	8.95	70	8.07	12.17
32	7.13	8.66	71	7.29	10.98
33	7.14	8.66	72	7.54	11.33
34	7.90	10.33	73	7.30	10.95
35	7.15	9.36	74	7.55	11.29
36	7.39	9.67	75	7.31	10.91
37	7.15	9.35	76	7.31	10.94
38	7.39	9.66	77	7.56	11.29
39	7.16	9.34			

(1) Other than the Class MF-4 Certificates.
(2) Assumes 6mLIBOR remains constant at 1.30% and the cashflows are run to Optional Termination at the pricing speed.
(3) Assumes 6mLIBOR increases to a level beyond the maximum allowable under the Mortgage Loans, the cashflows are run to Optional Termination at the pricing speed.

FOR ADDITIONAL INFORMATION PLEASE CALL:

UBS Warburg LLC

Asset Backed Finance

Shahid Quraishi	212-713-2728
Jay Lown	212-713-3670
Peter Faigl	212-713-2549
Glenn McIntyre	212-713-3180
Jaka Ismail	212-713-4129
Olivier D'Meza	212-713-1427

ABS Trading & Syndicate

Jack McCleary	212-713-4330
Eric Marcus	212-713-4002

Rating Agency Contacts

Joseph Grohotolski (Moody's)	212-553-4619
Mona Solar (S&P)	212-438-2668